Filed by IAC/InterActiveCorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: IAC/InterActiveCorp
Commission File No.: 000-20570
Subject Company: Match Group, Inc.
Commission File No.: 001-37636
Date: April 6, 2020

The following are excerpts from an IAC letter to shareholders issued on April 6, 2020

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At the conclusion of the MTCH separation which we announced in December, we expect that “new” IAC will have in excess of $2.3 billion of cash and no debt, ANGI will have cash greater than its debt (not due until the end of 2023) and we expect “new” Match Group to be financially strong, generating significant cash with low capital expenditures.

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The Match Group Separation

The strength and durability of MTCH’s business model has been reinforced through this period of tumult and we are continuing to work towards the separation of MTCH with a goal of closing the transaction in Q2 (of course pandemic caveats apply). We believe that the underlying logic which has driven our decision-making remains sound: to deliver to our shareholders securities in two separate companies, each properly capitalized, positioned for growth and benefitting from standing on its own. Despite the continued market volatility, the implied exchange ratio for the transaction today is nearly the same as it was when we announced the separation in December.

Meanwhile, at IAC’s current stock price, our market capitalization is $14.5 billion – that’s about $30 million higher than the value of our 80% interest in MTCH leaving aside the rest of our businesses and cash. In the separation, we currently expect that an IAC shareholder would receive 2.37 shares of MTCH (worth $144 per IAC share at today’s prices)1; subtracting that amount from the current IAC stock price would imply that the “stub” is worth $25 per share. At this price, backing out our anticipated cash balance and the value of our ANGI stake at current prices, the remaining assets of New IAC would be trading at an implied negative $2 billion value. We expect that will work itself out over time.

1Illustrative based on current market values as of April 3, 2020; assumes no equity sale of Match Group by IAC and Match Group public shareholders all elect to receive $3 per share consideration in cash.

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No Offer or Solicitation / Additional Information and Where To Find It Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed transaction involving IAC, IAC Holdings, Inc. (“New IAC”) and Match Group. In connection with the proposed transaction, IAC and New IAC have filed with the Securities and Exchange Commission (the “SEC”) a joint registration statement on Form S-4 (the “Form S-4”) that includes a preliminary joint proxy statement of IAC and Match Group, and IAC, New IAC and Match Group may file one or more other documents with the SEC. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The Form S-4 has not yet become effective. After the Form S-4 is declared effective by the SEC, each of IAC and Match Group will deliver the definitive joint proxy statement to their shareholders as required by applicable law. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH GROUP ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match Group (when they become available) may also be obtained free of charge on Match Group’s website at www.mtch.com.

Participants in the Solicitation

IAC and Match Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 28, 2020, and IAC’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Information about Match Group’s directors and executive officers is available in Match Group’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019 and Match Group’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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